425 West Capitol Avenue, Suite 1800
Little Rock, Arkansas 72201-3525
Telephone 501-688-8800
Fax 501-688-8807

John K. Baker	M. Samuel Jones III	Trav Baxter	Counsel
Robert C. Balfe	John Alan Lewis	Cory D. Childs	[7]Heather M. Bell
W. Christopher Barrier	Walter E. May	Courtney C. Crouch, III	[8]Catherine M. Corless
Sherry P. Bartley	Lance R. Miller	Megan Gammill	Jeffrey H. Dixon
Steve Bauman	Stuart P. Miller	[5]Jenny T. Garrett	[9]Jill Grimsley Drewyor
R. T. Beard, III	T. Ark Monroe, III[2]	Alex T. Gray	[10]Karen P. Freeman
C. Douglas Buford, Jr.	Marshall S. Ney	John K. Harriman	[11]Anton L. Janik, Jr.
Burnie Burner[1]	Anne S. Parker	[6]Delena c. Hurst	[12]Bruce McCandless III
Frederick K. Campbell[2]	Larry Parks[1]	Ben D. Jackson	Todd L. Newton
Michelle H. Cauley	Lyn P. Pruitt	Margaret A. Johnston	Jennifer R. Pierce
Charles B. Cliett, Jr.[3]	Christopher T. Rogers	Tony Juneau	[13]Julie M. Pomerantz
Ken Cook	Jeffrey L. Singleton	Christopher A. McNulty	[14]Randi Reichel
Elisabeth S. DeLargy[4]	Derrick W. Smith[2]	Brian A. Pipkin	[15]Barry G. Skolnick
Doak Foster[2]	Stan D. Smith	Jeffrey L. Spillyards	Brian A. Vandiver
Byron Freeland	Marcella J. Taylor	Zachary T. Steadman	[1]Tod Yeslow
Allan Gates[2]	Jeffrey Thomas[2]	Mary Catherine Wood
Kathlyn Graves	Nicholas Thompson[2]		Of Counsel
Harold W. Hamlin	William H.L. Woodyard, III, P.A.		Joseph W. Gelzine
Jeffrey W. Hatfield	Walter G. Wright, Jr.		[16]Hermann Ivester
L. Kyle Heffley	Leigh Anne Yeargan		2H. Maurice Mitchell
Donald H. Henry			John S. Selig
Richard A. Williams

Writer’s Direct Dial	1 Only Admitted in Texas
501-688-8866	2 Admitted in District of Columbia and Arkansas
3 Admitted in Arizona, Texas and Arkansas
August 26, 2010	4 Only Admitted in Tennessee and Texas
5 Admitted in Louisiana and Arkansas
6 Admitted in Texas, Colorado and Arkansas
7 Admitted in California and Arkansas
8 Admitted in Tennessee and Arkansas
9 Admitted in Oklahoma and Arkansas
10 Admitted in Texas and Arkansas
11 Admitted in Colorado and Arkansas
12 Only Admitted in New York,
Washington, D.C. and Texas
13 Only Admitted in Georgia and Texas
14 Only Admitted in Maryland
15 Only Admitted in New York
16 Admitted in the U.S. Patent
and Trademark Office and Arkansas
All Others Admitted Only in Arkansas
Mr. Michael R. Clampitt
Senior Attorney
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Home BancShares, Inc.
Form 10-K for the year ended December 31, 2009, filed March 5, 2010
Schedule 14A, filed March 8, 2010
Form 10-Q for the quarterly period ended March 31, 2010, filed May 10, 2010
File No. 000-51904
Form 8-K, filed July 22, 2010
Dear Mr. Clampitt:
     The following is the response of Home BancShares, Inc. (“Home BancShares” or the “Company”) to the staff’s comments contained in your letter to Mr. C. Randall Sims dated July 29, 2010. For convenient reference, this response letter duplicates the text of the enumerated staff comment, as well as the heading contained in your letter.
Form 10-K for the Fiscal Year ended December 31, 2009
Business, page 3
Overview, page 3
1.	Please provide to us and undertake to include in your future filings, a revised business section as required by Item 101 of Regulation S-K, to disclose the following information:

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

•	revise the first paragraph to discuss the amount of revenues, profit or loss and total assets for each of your last three fiscal years, as required by Item 101(b) of Regulation S-K;
     Response:
We will add in future filings the following disclosure:

	As of or for the Years Ended December 31,
	2009	2008	2007
Total assets	$2,684,865	$2,580,093	$2,291,630
Total deposits	1,835,423	1,847,908	1,592,206
Total revenue	162,912	174,435	167,519
Net income	26,806	10,116	20,445
•	revise the first paragraph in which you discuss the development of your business to discuss the nature and results of any merger and the acquisition of any amount of assets otherwise than in the ordinary course of business during the past five years, as required by item 101(a)(1) of Regulation S-K;
     Response:
We will add in future filings the following disclosure:
     We believe that many individuals and businesses prefer banking with a locally managed community bank capable of providing flexibility and quick decisions. The execution of our community banking strategy has allowed us to rapidly build our network of bank subsidiaries through acquisitions.
     Twin City Bank — In May 2000, we were the largest investor in a group that formed a holding company (subsequently renamed TCBancorp), acquired an existing bank charter, and relocated the charter to North Little Rock, Arkansas. TCBancorp owned Twin City Bank, with branch locations in the Little Rock/North Little Rock metropolitan area. In January 2005, we acquired through merger the 68% of TCBancorp’s common stock we did not already own. The purchase brought our ownership of TCBancorp to 100%. TCBancorp had total assets of $633.4 million, loans of $261.9 million and total deposits of $500.1 million at the effective date of the acquisition. We also assumed debt obligations with carrying values of $20.9 million, which approximated their fair market values because the rates being paid on the obligations were at or near estimated current market rates. The purchase price for the TCBancorp acquisition was $43.9 million, which consisted of approximately $110,000 of cash and the issuance of

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

4,050,878 shares (adjusted for the 8% stock dividend in 2008) of our common stock. As a result of this transaction, we recorded goodwill of $1.1 million and a core deposit intangible of $3.3 million.
     Marine Bank - In June 2005, we acquired Marine Bancorp, Inc., and its subsidiary, Marine Bank, in Marathon, Florida. Marine Bank was established in 1995. Our Chairman and Chief Executive Officer, John W. Allison, was a founding board member and the largest shareholder of Marine Bancorp, owning approximately 13.9% of its stock at the time of our acquisition. Marine Bank had total assets of $257.6 million, loans of $215.2 million and total deposits of $200.7 million on the date of the acquisition. We also assumed debt obligations with carrying values of $39.7 million, which approximated their fair market values because the rates being paid on the obligations were at or near estimated current market rates. The consideration for the merger was $15.6 million comprised of approximately 60.5%, or $9.4 million, in cash and 39.5%, or $6.2 million, in shares of our Class B preferred stock. As a result of this transaction, we recorded goodwill of $4.6 million and a core deposit intangible of $2.0 million.
     Bank of Mountain View - In September 2005, we acquired Mountain View Bancshares, Inc., and its subsidiary, Bank of Mountain View which had total assets of $202.5 million, loans of $68.8 million and total deposits of $158.0 million on the date of the acquisition. The consideration for the merger was $44.1 million, which was paid approximately 90%, or $39.8 million, in cash and 10%, or $4.3 million, in shares of our common stock. As a result of this transaction, we recorded goodwill of $13.2 million and a core deposit intangible of $3.0 million.
     Centennial Bank - On January 1, 2008, we acquired Centennial Bancshares, Inc. and its subsidiary, Centennial Bank. Centennial Bank had total assets of $234.1 million, loans of $192.8 million and total deposits of $178.8 million on the date of acquisition. The consideration for the merger was $25.4 million, which was paid approximately 4.6%, or $1.2 million in cash and 95.4%, or $24.3 million, in shares of our common stock. In connection with the acquisition, $3.0 million of the purchase price, consisting of $139,000 in cash and 140,456 shares (adjusted for the 8% stock dividend in 2008) of our common stock, was placed in escrow related to possible losses from identified loans and an IRS examination. In the first quarter of 2008, the IRS examination was completed which resulted in $1.0 million of the escrow proceeds being released. In the fourth quarter of 2009, approximately $334,000 of losses from the escrowed loans was identified. After we were reimbursed 100% for those losses, the remaining escrow funds were released. In addition to the consideration given at the time of the merger, the merger agreement provided for additional contingent consideration to

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

Centennial’s stockholders of up to a maximum of $4.0 million, which could be paid in cash or our common stock at the election of the former Centennial accredited stockholders, based upon the 2008 earnings performance. The final contingent consideration was computed and agreed upon in the amount of $3.1 million on March 11, 2009. We paid this amount to the former Centennial stockholders on a pro rata basis on March 12, 2009. All of the former Centennial stockholders elected to receive the contingent consideration in cash. As a result of this transaction, we recorded total goodwill of $15.4 million and a core deposit intangible of $694,000 during 2008 and 2009.
     Investment in White River Bancshares - In January 2005, we purchased 20% of the common stock during the formation of White River Bancshares, Inc. of Fayetteville, Arkansas for $9.1 million. White River Bancshares owns all of the stock of Signature Bank of Arkansas, with branch locations in northwest Arkansas. In January 2006, White River Bancshares issued an additional $15.0 million of common stock. To maintain our 20% ownership, we made an additional investment of $3.0 million in January 2006. During April 2007, White River Bancshares acquired 100% of the stock of Brinkley Bancshares, Inc. in Brinkley, Arkansas. As a result, we made a $2.6 million additional investment in White River Bancshares on June 29, 2007 to maintain our 20% ownership. On March 3, 2008, White River Bancshares repurchased our 20% investment in their company which resulted in a one-time gain of $6.1 million.
     In December 2008, we began the process of combining the charters of our banks and adopting Centennial Bank as the common name. First State Bank and Marine Bank began the process by consolidating and adopting Centennial Bank as its new name. Community Bank and Bank of Mountain View followed and were completed in the first quarter of 2009, and Twin City Bank and the original Centennial Bank finished the process in June of 2009. All of our banks now have the same name, logo and charter, allowing for a more customer-friendly banking experience and seamless transactions across our entire banking network. We remain committed, however, to our community banking philosophy and will continue to rely on local community bank boards and management built around experienced bankers with strong local relationships.
•	revise the third paragraph in which you discuss the “broad range” of services and customers to disclose, as required by item 101(c)(1)(i), over 62 percent of your loans are commercial real estate. Disclose revenues from each of the two states in which you operate and the percentage of your loans and deposits in each state; and

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

     Response:
     Although we operate our subsidiary bank in Florida and Arkansas, we believe community banking is our only operating segment. In future filings we will expand the paragraph to include the following:
     We are primarily engaged in providing a broad range of commercial and retail banking and related financial services to businesses, real estate developers and investors, individuals and municipalities through our wholly owned community bank subsidiary — Centennial Bank (the Bank). Although the Company has a diversified loan portfolio, at December 31, 2009 and 2008, commercial real estate loans represented 62.1% and 59.3% of gross loans and 260.5% and 410.0% of total stockholders’ equity, respectively. The Bank has locations in central Arkansas, north central Arkansas, southern Arkansas, the Florida Keys and southwestern Florida.
•	address any changes in your business as a result of economic conditions in your market area and your financial condition including increases in defaults and foreclosures, and increases in the number and changes in the terms of loan modifications and restructurings as required by Item 101(c)(1).
     Response:
     We will include in future filings at the end of Our Market Areas section (found at the bottom of page 6 of the 12/31/09 10-K):
Our Arkansas market has experienced less volatility than our Florida market over the past 3 years. In fact, the Central Arkansas geography has recently been recognized as one of the strongest metropolitan areas in the country, which has served to offset the weakness experienced in our Florida market. The recent national economic downturn has led to increases in defaults and foreclosures, and increases in the number and dollars of loan modifications primarily in the Florida market. However, the overall effect on the strength of the Company has been limited since the non-covered Florida loan portfolio only consists of 16.2% of total non-covered loans as of 12/31/09.
Lending Activities, page 7
2.	Please provide to us and undertake to include in your future filings, revised disclosure as follows:

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

•	disclose the amount of subprime, “alt A” loans, interest-only and option adjustable rate loans;
     Response:
              We do not originate and retain subprime, “alt-A” loans, interest-only and option adjustable rate mortgage loans. Therefore, we do not believe additional disclosure in our future filings is necessary.
•	disclose the amount of loans to entities located outside of your market areas of Arkansas and Florida;
     Response:
              We do not have a material amount of loans located outside of our market areas of Arkansas and Florida. Approximately 95% of our loans are located in Arkansas or Florida. Therefore, we do not believe additional disclosure in our future filings is necessary.
•	revise the subsection entitled “Real Estate- Non-farm/Non-residential” to provide significantly more detail including but not limited to explaining your statement, in the first sentence, that these loans consist “primarily of loans secured by real estate mortgages on income-producing properties” to disclose the other types of loans that are included in this category;
     Response:
     This information will be revised in future filings as follows:
Real Estate — Non-farm/Non-residential. Non-farm/non-residential loans consist primarily of loans secured by real estate loans on income-producing properties, such as shopping/retail centers, hotel/motel properties, office buildings, and industrial/warehouse properties. Commercial lending on income-producing property typically involves higher loan principal amounts, and the repayment of these loans is dependent, in large part, on sufficient income from the properties collateralizing the loans to cover operating expenses and debt service. This category of loans also includes specialized properties such as churches, marinas, and nursing homes. Additionally, we make commercial mortgage loans to entities to operate in these types of properties, and the repayment of these loans is dependent, in large part, on the cash flow generated by these entities in the operations of the business.

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

•	revise the subsection entitled “Real Estate — Construction/Land Development” to provide significantly more detail;
     Response:
          This information will be revised in future filings as follows:
Real Estate — Construction/Land Development. This category of loans includes loans to residential and commercial developers to purchase raw land and to develop this land into residential and commercial land developments. In addition, this category includes construction loans for all of the types of real estate loans made by the Bank, including both commercial and residential. These loans are generally secured by a first lien on the real estate being purchased or developed.

•	revise the subsection entitled “Real Estate-Residential Mortgage” to provide significantly more detail including but not limited to revising the third sentence to quantify the percentage of your loans that are 1-4 family residential mortgages, the percentage that are home equity loans and the percentage that are lines of credit; and
     Response:
         This information will be revised in future filings as follows:
Real Estate — Residential. Our residential mortgage loan program primarily originates loans to individuals for the purchase of residential property. We generally do not retain long-term, fixed-rate residential real estate loans in our portfolio due to interest rate and collateral risks. Residential mortgage loans to individuals retained in our loan portfolio primarily consisted of 52% owner occupied 1-4 family properties and 39% non-owner occupied 1-4 family properties (rental).

•	revise the subsection entitled “Commercial and Industrial” to provide more detail including but not limited to disclosing the percentage of loans for lines of credit, inventory financing and letter of credit.
     Response:
     This information will be revised in future filings as follows:

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

Commercial and Industrial. Our commercial and industrial loan portfolio primarily consisted of 45% inventory/AR financing, 21% equipment/vehicle financing and 34% other, including letters of credit at less than 1%. This category includes loans to smaller business ventures, credit lines for working capital and short-term inventory financing, for example. These loans are typically secured by the assets of the business, and are supplemented by personal guaranties of the principals and often mortgages on the principals’ primary residences.
3.	Please provide to us and undertake to include in your future filings, subsection entitled “Lending Policies,” on page 8, to provide more detail including, but not limited to the following:
•	discuss the extent to which you have in the past and will in the future verify information provided by each borrower (including assets, income and credit ratings) and the extent which you made loans similar to those commonly referred to as “no doc,” or “stated income” loans;

•	disclose pursuant to Item 101(c)(1)(vii) the extent to which you are dependent on any individual customers/ entities or group of entities for deposits or loans; and

•	describe your policy on modifying, restructuring or otherwise changing the terms, including extending the maturity date, of your loans and your policy on making additional loans to borrowers who are not current in their payments;

•	In addition, please revise the last sentence of the subsection entitled “Loan Approval Procedures” to disclose the number of loans that you have in your loan portfolio that exceed the your lending limit of $20 million and disclose whether there is any relationship between the borrowers whether legal, business or personal.
     Response:
All bullet points:

This information will be revised in future filings as follows:
Lending Policies. We have established common loan documentation procedures and policies, based on the type of loan, for our Bank

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

subsidiary. The board of directors periodically reviews these policies for validity. In addition, it has been and will continue to be our practice to attempt to independently verify information provided by our borrowers, including assets and income. We have not made loans similar to those commonly referred to as “no doc” or “stated income” loans. We focus on the primary and secondary methods of repayment, and prepare global cash flows where appropriate. There are legal restrictions on the dollar amount of loans available for each lending relationship. The Arkansas Banking Code provides that no loan relationship may exceed 20% of a bank’s risk based capital, and we are in compliance with this restriction. In addition, we are not dependent upon any single lending relationship for an amount exceeding 10% of our revenues. As a community lender, we believe from time to time it is in our best interest to agree to modifications or restructurings. These modifications/restructurings can take the form of a reduction in interest rate, a move to interest-only from principal and interest payments, or a lengthening in the amortization period or any combination thereof. It is our belief that judicious usage of these tools can improve the quality of our loan portfolio by providing our borrowers an improved probability of survival during difficult economic times.
Last paragraph:

This information will be revised in future filings as follows:
Currently, our board of directors has established an in-house consolidated lending limit of $20.0 million to any one borrowing relationship without obtaining the approval of any two of our Chairman, our Chief Executive Officer, and our director Richard H. Ashley. We have 9 separate relationships that exceed this in-house limit, of which 1 is to a related party.
Troubled Assets Relief Program, page 9
4.	Please provide to us and undertake to include in your future filings, revision of your disclosure relating to the Troubled Asset Relief Program as follows:
•	revise the first paragraph to disclose the reasons for your applying to receive TARP funds from the Treasury, how you determined the amount of funds that you needed and how you have used or plan to use the TARP funds;

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

     Response:
     Home BancShares decided to apply to receive TARP funds due to the uncertainty in the market. With the collapse of Lehman Brothers and the struggle of others, our institution chose to apply for $50 million even with our acceptable capital ratios. While there was no formula or procedure that determined the amount, we believe it was a prudent decision in the face of a financial industry crisis. Home BancShares is using the Capital Purchase Program funds to increase and maintain capital levels in order to pursue acquisition and merger opportunities.
•	revise the second paragraph to disclose the aggregate dollar amount of your obligations to pay dividends on the preferred stock per year before and after 2014;
     Response:
In future filings we will add:
     The aggregate dollar amount on dividends on preferred stock is $2.5 million per year until 2014 and $4.5 million per year thereafter.
•	revise the third and fifth paragraphs to provide detail regarding the “certain registration rights” and the “executive compensation limitations” to which you refer and describe how you have changed your executive compensation in response;
     Response:
The third paragraph will be revised in future filings as follows:
     Home BancShares is complying with the executive compensation limitations of the American Recovery and Reinvestment Act of 2009 and therefore will not pay any cash bonus compensation to the top 5 executives for 2010. For years prior to 2010, Home BancShares paid discretionary cash bonuses to senior executives. Under the current restrictions the Company has issued restricted stock instead of cash bonuses.
     These requirements and restrictions include, among others, the following: (i) a prohibition on paying or accruing bonuses, retention awards and incentive compensation, other than qualifying long-term restricted stock or pursuant to certain preexisting employment contracts, to the Company’s five most highly-compensated employees; (ii) a general prohibition on providing severance

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

benefits, or other benefits due to a change in control of the Company, to the Company’s senior executive officers (“SEOs”) and next five most highly compensated employees; (iii) a requirement to make subject to clawback any bonus, retention award, or incentive compensation paid to any of the SEOs and any of the next twenty most highly compensated employees if such compensation was based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria; (iv) a requirement to establish a policy on luxury or excessive expenditures; (v) a requirement to provide shareholders with a non-binding advisory “say on pay” vote on executive compensation; (vi) a prohibition on deducting more than $500,000 in annual compensation, including performance-based compensation, to the executives covered under Internal Revenue Code Section 162(m); (vii) a requirement that the compensation committee of the board of directors evaluate and review on a semi-annual basis the risks involved in employee compensation plans; and (viii) a prohibition on providing tax “gross-ups” to the Company’s SEOs and the next 20 most highly compensated employees. These requirements and restrictions will remain applicable to the Company until it has redeemed the Series A Preferred Stock in full.
     On February 6, 2009, we filed an S-3 with the Securities and Exchange Commission, as required by the Security Purchase Agreement executed in connection with the sale of Preferred Stock and Warrants. The S-3 registered for sale by selling shareholders the Preferred Stock, the Warrants , and underlying common stock. The initial selling shareholder is the United States Department of Treasury. Its successor and transferors may also sell pursuant to the registration statement. The Company will not receive any proceeds from these sales.
•	revise the sixth paragraph to explain your reasons for not repurchasing the preferred stock and warrants from the U.S. Treasury given your subsequent $107 million proceeds from an public offering of common stock and disclose any plans to repurchase the preferred stock and/or warrants;
     Response:
In future filings we will revise as follows:
     With the additional $107 million in proceeds from our public offering, the Company has the resources to pay back TARP funds. However, with the continued failure of a record number of financial institutions across the nation, the economic concerns that originally prompted the receipt of TARP funds have not subsided. In addition, due to the fact Home BancShares has and is actively

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

pursuing FDIC assisted transactions, and the pressure of capitalizing the new assets, we believe it is still prudent to maintain high capital ratios.
•	discuss how your participation in TARP has or may in the future impact the holders of any outstanding senior classes of your securities and the rights of your existing common shareholders, including but not limited to dilution of the interests of your existing common shareholders;
     Response:
In future filings we will add:
     The additional TARP capital has put our Company in a position of a strong balance sheet. Home BancShares has no senior classes of securities and while there is dilution to the common shareholder, our Company has experienced positive results in performance and growth that has further enhanced our capital and book value.
•	discuss how your participation in TARP has or may in the future require you to expand your board of directors to accommodate Treasury Department appointments to it; and
     Response:
In future filings we will add:
     At this time and in the foreseeable future, Home BancShares has the ability to repay TARP if the economy provides evidence that the additional capital may not be needed. Therefore, based upon our current cash position, the Company’s performance and continued compliance with the TARP provisions, there is no evidence that the Treasury department would require an appointment to our Board and there is no evidence that TARP proceeds will have a significant impact on the operations of our Company.
•	discuss how your participation in TARP has or may in the future impact how you operate your company.
     Response:
See Response to bullet points above.

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

Risk Factors, page 17
5.	We note that you have forty two risk factors on over fourteen pages. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K. Item 503(c) requires that you disclose in this section “the most significant factors that make the offering speculative or risky.” Item 503(c) explicitly directs: “Do not present risks that could apply to any issuer or any offering.” Please delete those risk factors that do not comply with Item 503 including, but not limited to, the following:
•	the fifth risk factor, which is on page 20, regarding the risks of market volatility;
     Response:
We will omit this risk factor in future filings.
•	the fifteenth risk factor, which is on page 23, regarding the risks of loss of key officers;
     Response:
We will revise in future filings the risk factor as follows:
     The loss of key officers may materially and adversely affect us.
     Our success depends significantly on our Chairman, John W. Allison, and our executive officers, especially C. Randall Sims, Randy E. Mayor, Brian S. Davis and Kevin D. Hester and on our regional bank presidents. Centennial Bank, in particular, relies heavily on its management team’s relationships in its local communities to generate business. Because we do not have employment agreements or non-compete agreements with our employees, our executive officers and regional bank presidents are free to resign at any time and accept an employment offer from another company, including a competitor. The loss of services from a member of our current management team may materially and adversely affect our business, financial condition, results of operations and future prospects.
•	the twenty fourth risk factor, which is on page 26, regarding the risks of not experiencing continued growth;

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

     Response:
We will omit this risk factor in future filings.
•	the twenty seventh risk factor, which is on page 27, regarding the risks of estimates in accounting;
     Response:
We will omit this risk factor in future filings.
•	the twenty eighth risk factor, which is on page 27, regarding the risks of changes in accounting standards;
     Response:
We will omit this risk factor in future filings.
•	the twenty ninth risk factor, which is on page 27, regarding the risks of internal controls not being effective;
     Response:
We will omit this risk factor in future filings.
•	the thirtieth risk factor, which is on page 28, regarding the risks of natural disasters;
     Response:
          We will revise in future filings the risk factor as follows:
          Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which would have an adverse effect on us.
          Like other coastal areas, our markets in Florida are susceptible to hurricanes and tropical storms. Such weather events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. We cannot predict whether or to what extent damage that may be caused by future hurricanes or other weather events will affect our operations or the economies in our market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing our loans and an increase in the delinquencies, foreclosures and loan losses. Our business or results of operations may be adversely

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

affected by these and other negative effects of hurricanes or other significant weather events.
•	the thirty fourth risk factor, which is on page 29, regarding the risks of your not paying dividends;
     Response:
Since we are currently paying a dividend, we believe it is an important consideration to an investor. We will continue to include this risk factor in future filings.
•	the thirty fifth risk factor, which is on page 30, regarding the risks of the price of your common stock fluctuating;
     Response:
We will omit this risk factor in future filings.
•	the thirty sixth risk factor, which is on page 30, regarding the risks of your selling more common stock;
     Response:
We will omit this risk factor in future filings.
•	the thirty seventh risk factor, which is on page 30, regarding the risks of anti-takeover provisions; and
     Response:
We will omit this risk factor in future filings.
•	the forty second risk factor, which is on page 32, regarding the risks of common stock not being an insured deposit;
     Response:
We will omit this risk factor in future filings.
•	In addition, please eliminate the duplication in risk factors one, three, and seven.

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

Response:
We will revise in future filings to address comment.
6.	Please provide to us and undertake to include in your future filings, revision of each risk factor to comply with the following requirements:
•	Item 503(c) of Regulation S-K which requires you to “[e]xplain how the risk affects the issuer;”
•	Securities Act Release No. 33-7497 which requires that you “place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations;”
•	sample comment 34 to Staff Legal Bulletin No. 7, which directs that you provide the information investors need to “assess the magnitude” of each risk and “explain why” each risk may result in a material adverse effect on you; and
•	sample comment 38 to Staff Legal Bulletin No. 7, which directs that you include “specific disclosure of how your [operations] [financial condition] [business] would be affected” by each risk.
     Many of your risk factors merely state you “may be” or “could be” adversely affected without explaining why or how you may be affected and without differentiating the magnitude of one risk from another. Please identify the specific impact and quantify each risk to the extent possible.
Response:
We acknowledge your comment and will comply with the referenced requirements and your comment in future filings.
     For instance, revise the eighth risk factor, which is on page 21, to disclose the risks from your decision to increase allowance for loan losses by only five percent from 2008 to 2009 despite continued adverse economic conditions in your market areas particularly relating to real estate including commercial real estate.
     For instance, revise the ninth risk factor, which is on pages 21-22, to discuss the percentage of your loans that are to borrowers in the states of Arkansas and Florida and the risks from the lack of diversification. Revise your description, in the third paragraph, of the consequences of failure of borrowers to make their payments may more than loan modification but may be foreclosure and loan losses. Revise the last sentence to describe the risks from your having 84.9 percent of your loans in real estate in two states given the real estate market in your market areas which suffer from excess inventory, depressed sale prices

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

and low sales and when delinquencies and foreclosures on residential and commercial real estate loans remain high.
     For instance, revise the twelfth risk factor, which is on page 23, regarding “concentration of exposure to a number of individual borrowers: to disclose the number of individual borrowers and the amount of loans outstanding from each.
Response:
We will revise in future filings the caption of the eighth risk factor as follows:
     Our decisions regarding credit risk could be inaccurate and our allowance for loan losses may be inadequate, which would materially and adversely affect us.
     We will add the following before the last sentence of the first paragraph of the eighth risk factor:
Between December 31, 2008 and December 31, 2009, we increased the allowance for loan losses by only five percent despite continued adverse economic conditions in our Florida market, particularly related to real estate. Even so, as of December 31, 2009...
We will revise in future filings the caption of the ninth risk factor as follows:
     Our high concentration of commercial real estate, construction and land development and commercial and industrial loans exposed us to increased lending risk.
     We will add the following sentence after the second paragraph of the ninth risk factor:
     Approximately 95% of our loans are to the borrowers of the two states in which we have our market area, Arkansas and Florida. An adverse development with respect to the market conditions of these specific market areas could expose us to a greater risk of loss than a portfolio that is spread among a larger geography base.

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

     We will add the following shown in BOLD to the third paragraph of the ninth risk factor:
In such cases, we may be compelled to modify the terms of the loan, or in the most extreme cases, we may have to foreclose.
We will replace the fourth paragraph of the ninth risk factor to state:
     We have 84.9% of our loans as real estate loans primarily in Arkansas and Florida where we have our market area, and this poses a concentration risk, especially when the Florida area suffers from depressed sales prices and low sales, combined with increased delinquencies and foreclosures on residential and commercial real estate loans.
We will revise in future filings the caption of the twelfth risk factor as follows:
     Because we have a concentration of exposure to a number of individual borrowers, a significant loss on any of those loans could materially and adversely affect us.
     We will add the following sentence to the end of the twelfth risk factor located on page 23:
Currently, we have a total of $265 million committed to the aggregate group of borrowers whose total debt exceeds the established in-house lending limit of $20.0 million.
Non-Performing Assets, page 54
7.	Please revise future filings to present your non-performing loans included within your non-performing assets table on page 55 disaggregated by each loan type.
Please also provide us with this information as of June 30, 2010 and December 31, 2009.
Response:
     We agree to expand our disclosures in the non-performing assets table. For the June 30, 2010 filing on Form 10-Q, we have already initiated part of this expansion in Table 10 on page 56. We will also include new tables for non-accrual loans and loans past due 90 days or more in future filings.

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

As of December 31, 2009 the new tables would reflect the following:
Table __: Total Non-accrual Loans

	As of December 31,
	2009	2008	2007	2006	2005
		(Dollars in thousands)
Real Estate:
Commercial real estate loans
Non-farm/non-residential	$10,068	$7,757	$531	$1,406	$2,859
Construction/land development	4,951	9,007	100	258	1,238
Agricultural	115	410	387	496	538
Residential real estate loans
Residential 1-4 family	16,962	8,958	1,582	1,328	2,290
Multifamily residential	—	351	—	—	—

Total real estate	32,096	26,483	2,600	3,488	6,925
Consumer	177	98	213	175	310
Commercial and industrial	4,772	1,263	139	215	452
Agricultural	11	680	—	—	22
Other	—	—	—	27	155

Total non-accrual loans	$37,056	$28,524	$2,952	$3,905	$7,864

Table __: Total Loans Past Due 90 Days or More

	As of December 31,
	2009	2008	2007	2006	2005
		(Dollars in thousands)
Real estate:
Commercial real estate loans
Non-farm/non-residential	$—	$251	$87	$—	$96
Construction/land development	—	115	101	188	—
Agricultural	—	—	—	—	—
Residential real estate loans
Residential 1-4 family	1	981	37	331	265
Multifamily residential	2,888	—	—	—	—

Total real estate	2,889	1,347	225	519	361
Consumer	—	—	72	78	51
Commercial and industrial	—	12	4	27	14
Agricultural	—	—	—	—	—
Other	—	15	—	17	—

Total loans past due 90 days or more	$2,889	$1,374	$301	$641	$426

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

Table __: Total Foreclosed Assets Held For Sale

	As of December 31,
	2009	2008	2007	2006	2005
		(Dollars in thousands)
Commercial real estate loans
Non-farm/non-residential	$8,767	$2,439	$4,723	$357	$—
Construction/land development	5,235	2,244	226	19	—
Agricultural	82	—	—	—	—
Residential real estate loans
Residential 1-4 family	2,150	2,080	134	59	758
Multifamily residential	250	—	—	—	—

Total foreclosed assets held for sale	$16,484	$6,763	$5,083	$435	$758

     As of June 30, 2010 the new tables would reflect the following:
Table __: Total Non-Accrual Loans

	June 30, 2010
	Not
	Covered by	Covered by FDIC
	Loss Share	Loss Share	Total
		(In thousands)
Non-accrual loans
Commercial real estate loans
Non-farm/non-residential	$9,723	$—	$9,723
Construction/land development	5,907	—	5,907
Agricultural	—	—	—
Residential real estate loans
Residential 1-4 family	14,945	—	14,945
Multifamily residential	1,301	—	1,301

Total real estate	31,876	—	31,876
Consumer	806	—	806
Commercial and industrial	5,386	—	5,386
Agricultural	—	—	—
Other	1	—	1

Total non-accrual loans	$38,069	$—	$38,069

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

Table __: Total Loans Past Due 90 Days or More

	June 30, 2010
	Not
	Covered by	Covered by FDIC
	Loss Share	Loss Share	Total
		(In thousands)
Non-accrual loans
Commercial real estate loans
Non-farm/non-residential	$—	$671	$671
Construction/land development	—	17,729	17,729
Agricultural	—	1,515	1,515
Residential real estate loans	—
Residential 1-4 family	23	2,719	2,742
Multifamily residential	—	—	—

Total real estate	23	22,634	22,657
Consumer	30	—	30
Commercial and industrial	—	389	389
Agricultural	—	—	—
Other	—	—	—

Total loans past due 90 days or more	$53	$23,023	$23,076

Table 10: Total Foreclosed Assets Held For Sale

	June 30, 2010
	Not	Covered by
	Covered by	FDIC
	Loss Share	Loss Share	Total
	(In thousands)
Commercial real estate loans
Non-farm/non-residential	$5,313	$—	$5,313
Construction/land development	2,426	250	2,676
Residential real estate loans
Residential 1-4 family	3,649	7,170	10,819
Multifamily residential	250	—	250

Total foreclosed assets held for sale	$11,638	$7,420	$19,058

8.	We note disclosure on page 55 that restructured loans were $35.2 million as of December 31, 2009 and have further increased to $41.5 million as of March 31, 2010. Please address the following:

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

•	Clearly and comprehensively discuss your nonaccrual policies for restructured loans;

•	Specifically disclose all the factors you consider at the time a loan is restructured to determine whether the loan should accrue interest;

•	For your troubled debt restructurings that accrue interest at the time the loan is restructured, please tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms;

•	For your troubled debt restructurings that accrue interest at the time the loan is restructured, tell us and disclose whether you have charged-off any portion of the loan; If you have, please tell us how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured; and

•	Disclose how you determine whether the borrower has demonstrated repayment performance with modified terms. Specifically disclose how many payments the borrower needs to make before returning a loan to accrual status.
     Response:
          We will revise in future filings as indicated.
          All points:
We will remove third sentence of next-to-last paragraph on page 55, and we will add the following paragraphs before the last paragraph on page 55:
Troubled debt restructurings (“TDR”) generally occur when a borrower is experiencing, or is expected to experience, financial difficulties in the near term. As a result, the Bank will work with the borrower to prevent further difficulties, and ultimately to improve the likelihood of recovery on the loan.

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

To facilitate this process, a loan modification that might not otherwise be considered may be granted resulting in classification as a troubled debt restructuring. These loans can involve loans remaining on non-accrual, moving to non-accrual, or continuing on an accrual status, depending on the individual facts and circumstances of the borrower. Generally, a non-accrual loan that is restructured remains on non-accrual for a period of six months to demonstrate that the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can pay the new terms and may result in the loan being returned to an accrual status after a shorter performance period. If the borrower’s ability to meet the revised payment schedule is not reasonably assured, the loan will remain in a nonaccrual status.

The majority of the Bank’s loan modifications relate to commercial lending and involves either reducing the interest rate, changing from a principal and interest payment to interest-only, a lengthening of the amortization period, or a combination of some or all of the three. In addition, it is common for the Bank to seek additional collateral or guarantor support when modifying a loan. The amount of troubled debt restructurings increased during 2009, as the Bank continued to work with borrowers who are experiencing financial difficulties. 89.8% and 75.0% of all restructured loans were performing to the terms of the restructure as of June 30, 2010 and December 31, 2009, respectively.
9.	We note your disclosure on page 55 that most of your restructured loans are to borrowers who continue to pay as agreed but have negotiated a lower interest rate due to general economic pressures rather than credit specific pressure. Please revise future filings to quantify the type of concessions made on troubled debt restructurings (reduction in interest rate, payment extensions, forgiveness of principal, etc) and discuss your success with the different types of concessions. Please also provide us with this information as of June 30, 2010 and December 31, 2009.
     Response:
          See Response to Comment 8.

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

Allowance for Loan Losses, page 56
10.	We note the disclosures describing your methodology for determining specific allocations to a previously classified credit or relationship and that you had approximately $51.9 million and $44.4 million of impaired loans as of March 31, 2010 and December 31, 2009, respectively. We also note disclosure on page 93 that all of your impaired loans had designated reserves for possible loan losses.

As it relates to these loans, please tell us and revise your future filings, to include the following enhanced disclosures:
•	The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which other collateral analysis was performed;

•	The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

•	In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

•	Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

•	How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc); and

•	In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.
     Response:
     All bullet points:
          This information will be revised in future filings as follows:
Specific Allocations. As a general rule, if a specific allocation is warranted, it is the result of an analysis of a previously classified credit or relationship. Typically, when it becomes evident through the payment history or a financial statement review that a loan or relationship is no longer supported by the cash flows of the asset and/or borrower and has become collateral dependent, we will use appraisals or other collateral analysis to determine if collateral impairment has occurred. The amount or likelihood of loss on this credit may not yet be evident, so a charge-off would not be prudent. However, if the analysis indicates that an impairment has occurred, then a specific allocation will be determined for this loan. If our existing appraisal is outdated or has been subject to significant market changes, we will obtain a new appraisal for this impairment analysis. Since all of the Company’s impaired loans are collateral dependent at the present time, third-party appraisals were used to determine the necessary impairment for these loans. This analysis will be performed each quarter in connection with the preparation of the analysis of the adequacy of the Allowance for Loan Losses, and if necessary, adjustments will be made to the specific allocation provided for a particular loan.

As a general rule, when it becomes evident that the full principal and accrued interest of a loan may not be collected, or by law at 105 days past due, we will reflect that loan as nonperforming. It will remain nonperforming until it performs in a manner that it is reasonable to expect that we will collect the full principal and accrued interest.

When the amount or likelihood of a loss on a loan has been determined, a charge-off should be taken in the period it is determined. If a partial charge-off occurs, the quarterly impairment analysis will determine if the loan is still impaired, and thus continues to require a specific allocation.

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

11.	It appears that your general allowance for loans collectively evaluated has decreased from $29.5 million as of December 31, 2008 to $26.3 million and $22.1 million as of December 31, 2009 and March 31, 2010, respectively. We also note that during these time periods your non-performing loans, impaired loans and restructured loans have increased. Please revise future filings and provide us with a comprehensive analysis clearly explaining the decrease in your general allowance for loan losses during these periods along with any additional information that would allow for a complete understanding.
     Response:
     In 2009, we consolidated six charters into a single charter and have continued to consolidate the allowance for loan loss analysis process. In 2008, each bank was responsible for performing their individual analysis which resulted in variances in the factors associated with the Accounting Standards Codification 450, “Contingencies” (formerly Financial Accounting Standards Board Statement 5), analysis and the results were combined to assemble the holding company totals. The combined portfolio evaluated under Accounting Standards Codification 310, “Receivables” (formerly Financial Accounting Standards Board Statement 114), for 2008 was approximately $95 million whereas the combined portfolio evaluated under ASC 310 for 2009 was approximately $160 million resulting in approximately $5.6 million in additional exposure identified under ASC 310. Many of these loans had previously been evaluated under ASC 450 because conditions indicating impairment were not present. As it became probable that we would not receive all amounts due to the contractual terms of the loans, primarily due to the continuing adverse economic conditions, we evaluated this portion of the portfolio using the ASC 310 analysis, which caused a shift in the overall loan portfolio away from loans being evaluated under ASC 450 analysis, and the associated provision amounts associated with each also shifted.
     For the period December 31, 2009 to March 31, 2010, non performing non-covered loans to total non-covered loans decreased from 2.05% to 1.93%. For this same period, non performing non covered assets to total non covered assets also decreased from 2.12% as of December 31, 2009 to 2.03% as of March 31, 2010. Troubled debt restructurings did increase; however, this increase was primarily due to one credit relationship where interest rate concessions were made on two loans to 4.00% and 5.00%, respectively. Overall, we considered the asset quality to have stabilized between December 31, 2009 and March 31, 2010 as these two important indicators of asset quality improved. This fact, combined with the additional experience of the extended performance of our customer base in the difficult economic environment lead to the reduction in the ALLL analysis factor associated with economic conditions serving to reduce the ASC 450 or “general” provision.

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

Allocated Allowance for Loan Losses, page 58
12.	We note based upon review of Table 11 that the allocation of your allowance for loan losses has shifted materially within your loan portfolio from December 31, 2008 to December 31, 2009 and March 31, 2010. Specifically, please address the following:
•	Explain the reasons for the $2.7 million decrease in the allocated allowance for loan losses from 2008 to 2009 attributable to your non-farm/non-residential commercial real estate loan portfolio. We also note on page 56 of your Form 10-Q for the period ended March 31, 2010 that the allocated allowance for loan losses has decreased further by $1.3 million; and

•	Explain the reasons for the $3.8 million increase in the allocated allowance for loan losses from 2008 to 2009 attributed to your residential 1-4 family real estate loan portfolio. We also note on page 56 of your Form 10-Q for the period ended March 31, 2010 that the allocated allowance for loan losses has increased further by $1.3 million.
Please also revise your disclosure in future filings to comprehensively bridge the gap between the significant fluctuations in your allocated allowance for loan losses to the increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio with the modest increase in your allowance for loan losses during each period.
     Response:
         The changes in the allocation of the Allowance for Loan Losses by loan type are a function of both the ASC 310 and ASC 450 calculations for each loan type. This takes into account any individual ASC 310 impairment analysis and the aggregate ASC 310 calculation for loans not individually evaluated, as well as the ASC 450 calculation for the remainder of the portfolio not subject to the ASC 310 analysis.
         Changes to any of these categories will affect the overall allocation of the ALLL by loan type. An increase in the ASC 310 individual allocation in the residential 1-4 family category served to offset that reduction, and actually increased the amount allocated to that loan category.
         The second paragraph in the section titled Allocated Allowance for Loan Losses (page 58 of the 12/31/09 10-K) will be replaced with the following for future filings:

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

     The changes for the period ended December 31, 2009 in the allocation of the allowance for loan losses for the individual types of loans are primarily associated with changes in the ASC 310 calculations, both individual and aggregate, and changes in the ASC 450 calculations. These calculations are affected by changes in individual loan impairments, changes in asset quality, net charge-offs during the period and normal changes in the outstanding loan portfolio, as well any changes to the general allocation factors due to changes within the actual characteristics of the loan portfolio.
Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 82
Operating Segments, page 82
13.	We note your disclosure that community banking represents your only operating segment. Based upon the fact that you currently operate in Arkansas and Florida and have increased your footprint in Florida during the fiscal 2010 due to two FDIC-assisted acquisitions, please tell us what consideration you have given to present these two geographic locations separately as reportable segments. Please refer to ASC 280-10-50-10.
     Response:
          We refer to ASC 280-10-50-11, which states as follows:
     Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of ASC 280, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:
a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

     We believe community banking is our only operating segment. Although we operate our subsidiary bank in Florida and Arkansas, all of our subsidiary bank locations are governed by the same regulatory guidelines, are focused on the same types of customers, have similar operating characteristics, and provide similar community banking services, including products such as commercial, real estate, and consumer loans, time deposits, and checking and savings accounts. Furthermore, each banking location operates within a community banking philosophy — and under operational procedures — determined at the total bank level and the holding company. We believe that segment reporting on a state-by-state basis is not necessary to an investor’s understanding of Home BancShares.
     In future filings, we agree that we should expand our disclosure in Note 1 to the following:
     Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Bank is the only significant subsidiary upon which management makes decisions regarding how to allocate resources and assess performance. Each of the branches of the Bank provide a group of similar community banking services, including such products and services as commercial, real estate and consumer loans, time deposits, checking and savings accounts. The individual bank branches have similar operating and economic characteristics. While the chief decision maker monitors the revenue streams of the various products, services and branch locations, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the community banking services and branch locations are considered by management to be aggregated into one reportable operating segment, community banking.
     If the information provided to the chief decision maker changes, we will analyze under the guidance and disclose as appropriate at that time.
Form 10-Q for the Quarterly Period ended March 31, 2010
Business Combinations, page 11
14.	Please provide to us and undertake to include in your future filings, revision of this section as follows:
•	provide detail regarding characteristics of the loan portfolio, deposits and other assets and liabilities that you acquired;

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

     Response:
     The FDIC acquisitions are disclosed in Form 8-K and 8-KA filed by the Company. In addition, we provide tables that breakdown the assets on page 13 and 15, loans on page 20, 54, and 57. We believe these disclosures provide the reader with the information requested and are not required here in the 10-Q.
•	provide a table and discuss how your loan portfolio will change as a result of the two acquisitions (including the types of loans and the geographical distribution)and how you will change your allowance for loan losses;
     Response:
     The following table was presented in the 8-K that was filed in conjunction with the Old Southern Bank acquisition:

		% of Acquired
	Fair Value	Portfolio
	(In thousands)
Real estate:
Commercial real estate loans
Non-farm/non-residential	$68,953	38.51%
Construction/land development	69,966	39.07
Agricultural	2,896	1.62
Residential real estate loans
Residential 1-4 family	12,167	6.79
Multifamily residential	4,424	2.47

Total real estate	158,406
Consumer	294	0.16
Commercial and industrial	20,365	11.37

Total loans receivable covered by FDIC loss share	$179,065

     The Key West Bank acquisition only resulted in $46.9 million of loans recognized after fair value adjustments and the entire acquisition was below the significant subsidiary threshold, therefore, there was no material impact on the loan portfolio distribution.
     In addition, in our Form 10-Q as of June 30, 2010, the table under Item 5 in the Condensed Notes to the Consolidated Financial Statements (page 20) reports this information.

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

     The following table summarizes total loans acquired in the OSB/KWB transactions, the non-covered and total loan portfolios along with their distributions as of June 30, 2010:

			Loans
	Non		Acquired in
	Covered		OSB/KWB
	Loans		Acquisition		Total
	June 30,		June 30,		June 30,
	2010		2010		2010
	(In thousands)		(In thousands)		(In thousands)
Real estate:
Commercial real estate loans
Non-farm/non-residential	$823,465	41.9%	$82,137	37.6%	$905,602	41.5%
Construction/land development	365,779	18.6%	65,330	29.9%	431,109	19.7%
Agricultural	26,989	1.4%	1,637	0.8%	28,626	1.3%
Residential real estate loans
Residential 1-4 family	376,196	19.1%	43,320	19.9%	419,516	19.2%
Multifamily residential	65,147	3.3%	8,158	3.7%	73,305	3.4%
Total real estate	1,657,576	84.3%	200,582	91.9%	1,858,158	85.1%
Consumer	33,566	1.7%	271	0.1%	33,837	1.5%
Commercial and industrial	222,403	11.3%	17,423	8.0%	239,826	11.0%
Agricultural	23,307	1.2%	0	0.0%	23,307	1.1%
Other	28,637	1.5%	7	0.0%	28,644	1.3%
Loans receivable not covered by loss share	$1,965,489	100.0%	$218,283	100.0%	$2,183,772	100.0%
	90.00%		10.00%		100.00%
     The acquired loans only represent 10.00% of the overall loan portfolio as of June 30, 2010 and the distribution of acquired and non-covered portfolios were primarily real estate based; therefore, the overall distribution of the portfolio was not significantly impacted.
     Table 8 in the Results of Operations section of the 10-Q (page 51) provides this information.
     As discussed in the response to Comment 13, we do not believe that segmenting the loan portfolio by state is necessary for an understanding our or primary business operations.
     The acquisition of covered loans does not impact the loan loss provision until and unless there is an impairment in an acquired pool of loans and this process is

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

discussed in Item 5 in the Condensed Notes to Consolidated Financial Statements of the 10-Q (page 21).
We believe these disclosures provide the reader with the information requested and no additional disclosures are required.
•	discuss your reasons for each acquisition and the risks and benefits to you;
     Response:
     We will add to future filings in the MD&A section, where we believe this information is more appropriate:
     The acquisitions of Old Southern Bank and Key West Bank are seen as attractive by Home BancShares. The transactions provide the ability to expand into opportunistic markets and increase market share in Florida. The transactions are anticipated to be profitable due to the pricing associated with the acquired loan portfolio and the establishment of the indemnification asset. The ability to add immediate deposit growth helps to supplement organic deposit growth. Also, reduction in the duplication of efforts and centralization of functions within the organizations is expected to lead to increased efficiencies and increased profitability. Should the acquired markets not perform as expected, the losses associated with the covered assets significantly exceed expectations, the operational efforts required to integrate the acquisitions and manage the loss share require significantly more resources than anticipated or the overall financial performance of the acquired institutions may not reach expectations and may adversely affect the overall financial performance of Home BancShares.
•	disclose whether the loss sharing agreements with the FDIC are standard agreements or identify any terms that were negotiated and how the terms compare with those of other similar transactions;
     Response:
     We will add to future filings:
     The loss sharing agreements were the

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

standard format utilized by the FDIC during this period for such transactions. The FDIC has and continues to make changes and modifications to their standard agreements.
•	provide more detail regarding the assets that you acquired that are not subject to the loss sharing agreements and the risks associated with these acquisitions; and
     Response:
     In addition to the assets acquired that are subject to the loss sharing agreements with the FDIC, Centennial Bank acquired cash and deposit accounts with other banks of $41.0 million, investment securities of $30.4 million, federal funds sold of $3.1 million and other assets of $2.9 million. The cash, deposit accounts and federal funds sold were very liquid assets and were utilized in the operations of the company immediately. Investment securities were transferred at current market values established by the FDIC on closing weekend. The other asset amount is comprised of a number of small balance accounts which are considered immaterial.
     We believe that this information is already disclosed in Note 2 and do not believe it is necessary to make any additional disclosures.
•	disclose any regulatory proceedings that preceded the FDIC seizure of the banks including any findings or agreements that reflect upon the credit quality of the loans including, but not limited to, shortcomings in underwriting standards, loan documentation, credit risk management, lending and credit administration.
     Response:
     As the acquiring institution in the Old Southern Bank and Key West Bank transactions, Centennial Bank was not made aware of any regulatory proceedings against these institutions other than publicly available information published by the regulatory agencies.
Note 2. Business Combinations, page 11
15.	We note disclosure regarding the two FDIC-assisted transactions entered into during the quarter ended March 31, 2010. In determining your allowance for loan losses and related provision for loan losses in future periods, please note the following:

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

•	the allowance for loan losses should be determined without giving consideration to the loss sharing agreement since the loss sharing agreement is separately accounted for and presented on the balance sheet;

•	the provision for loan losses may be net of changes in the amount receivable from the loss sharing agreement, with appropriate disclosure of the effects of the loss sharing agreement on the provision for loan losses; and

•	Guide 3 disclosures should include the assets subject to the loss sharing agreement, with separate footnote disclosure regarding the special nature of the assets, or potentially these assets should be presented separately within the Guide 3 disclosures.
     Response:
     We have noted your comments with regard to Comment 15.
Note 8. Securities Sold Under Agreements to Repurchase, page 23
16.	We note your disclosure that you periodically enter into repurchase agreements with certain business customers, which involves the “selling” of one or more securities and entering into an agreement to “repurchase” that same security at an agreed upon later date. Please revise your future filings to disclose your accounting policies related to securities sold under repurchase agreements. If you account for any as sales, please clearly state this, and tell us the accounting guidance on which you rely for this treatment. Please also revise future filings to quantify the amount sold at each balance sheet date and the average amount sold for the periods presented. Disclose how you calculated the average amount.
     Response:
     The Company does not account for any of the securities sold under agreements to repurchase as sales because the securities never transfer ownership.
     In our March 31, 2010 10-Q on page 9 we comment Note 1 is a summary of the significant accounting policies of the Company and on page 11 we disclose the interim financial information should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2009 Form 10-K filed with the Securities and Exchange Commission. On page 86 of our 10-K we disclose the following:

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

     Securities Sold Under Agreements to Repurchase
     The Company sells securities under agreements to repurchase to meet customer needs for sweep accounts. At the point funds deposited by customers become investable, those funds are used to purchase securities owned by the Company and held in its general account with the designation of Customers’ Securities. A third party maintains control over the securities underlying overnight repurchase agreements. The securities involved in these transactions are generally U.S. Treasury or Federal Agency issues. Securities sold under agreements to repurchase generally mature on the banking day following that on which the investment was initially purchased and are treated as collateralized financing transactions which are recorded at the amounts at which the securities were sold plus accrued interest. Interest rates and maturity dates of the securities involved vary and are not intended to be matched with funds from customers.
     In future filings, we will revise as follows:
     Securities Sold Under Agreements to Repurchase
     Securities sold under agreements to repurchase consist of obligations of the Company to other parties. At the point funds deposited by customers become investable, those funds are used to purchase securities owned by the Company and held in its general account with the designation of Customers’ Securities. A third party maintains control over the securities underlying overnight repurchase agreements. The securities involved in these transactions are generally U.S. Treasury or Federal Agency issues. Securities sold under agreements to repurchase generally mature on the banking day following that on which the investment was initially purchased and are treated as collateralized financing transactions which are recorded at the amounts at which the securities were sold plus accrued interest. Interest rates and maturity dates of the securities involved vary and are not intended to be matched with funds from customers.
     The amount of securities sold under agreements to repurchase at the balance sheet date of March 31, 2010 and December 31, 2010 is disclosed on the balance sheet and in Note 3 and Note 8, respectively. The average balance for March 31, 2010 is disclosed in Table 3 on page 44.
     For future filings we will also disclose the daily weighted average amount in Note 8.

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

Form 8-K, filed July 22, 2010
Exhibit 99.1
17.	We note that during the quarter ended June 30, 2010 you recorded FDIC indemnification accretion of $663 thousand. Please tell us and revise future filings to disclose what this amount represents, how it was determined, along with the authoritative guidance you relied upon to support your accounting.
     Response:
     Description
     An indemnification asset may be recognized as a result of an agreement between two parties whereby one party agrees to a provision that protects the other party against unexpected or excess losses, damages, or penalties. In the case of business combinations, indemnification provisions are typically used to protect against pending litigation or excess principal losses related to acquired financial assets.
     As part of the transaction, the FDIC agreed to an indemnification provision that will provide protection to Home BancShares of at least 80.0 percent of principal losses associated with the Portfolio over a five-year period for commercial loans and a 10-year period for single family residential loans.
     Valuation Methodology
     The income approach was utilized to estimate the fair value of the loss share indemnification asset. The income approach measures the future economic benefit derived from the protection against the loss in profits and related cash flows afforded by the indemnification provision. A value can be placed on the loss share indemnification asset by quantifying the expected principal losses related to the existing loan portfolio acquired in the transaction as well as other qualifying losses and comparing the cumulative expected losses to the credit loss indemnification threshold. Cumulative expected losses below the loss share indemnification threshold are covered by the FDIC at 80.0 percent and losses above the threshold are covered at 95.0 percent. The expected reimbursements from the FDIC are then discounted to the Valuation date.
     Authoritative Guidance
     The estimated loss reimbursement is the amount of the expected loss on the acquired loans and foreclosed property that will be reimbursed to Centennial by the

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

FDIC. The estimated loss reimbursement is considered an indemnification asset as defined by Accounting Standards Codification 805, “Business Combinations” (formerly Financial Accounting Standards Board Statement 141 ( R )” Business Combinations”). As such, we accounted for the indemnification asset in accordance with paragraphs ASC 805-20-25-27 through 25-28 and recorded it at its estimated fair value. The amount was determined based on the terms of the loss sharing agreement which call for the FDIC to reimburse 80.0 percent of the losses on acquired loans and foreclosed properties up to $110 million and 95.0 percent of any losses above $110 million. The receivable is expected to be collected over a four year life. The amount of the receivable was discounted using 1-10 year U.S. Treasury STRIPS, reflecting the period of expected collections from the FDIC, plus 300 basis points to reflect the timing and volatility of those payments to be received. Since the receivable is backed by the full faith and credit of the U.S. Government, no discount was applied for credit losses as no such losses are expected.”
     Since we follow ASC 805 in accounting for the FDIC indemnification asset, the discount on the indemnification asset as a result of recording the asset at its acquisition-date fair value (present value of expected cash flows) is being accreted in non-interest income over the periods of the agreement using a systematic approach.
     Future Filings
     In our June 30, 2010 filing on Form 10-Q we included the following paragraph on page 50:
     Because the FDIC will reimburse us for certain acquired loans should we experience a loss, an indemnification asset was recorded at fair value at the acquisition date. The difference between the fair value recorded at the acquisition date and the gross reimbursements expected to be received from the FDIC are accreted into income over the life of the indemnification asset using an appropriate discount rate, which reflects counterparty credit risk and other uncertainties.
     We intend to include this in future filings.
Schedule 14A
Compensation Committee, page 16
18.	Please provide to us and undertake to include in your future filings, revision of the fifth and sixth paragraphs, consistent with Item 407(e)(3)(ii) to provide a

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

more detailed description of the role of executive officers in “determining or recommending the amount or form of executive and director compensation.” Please explain the meaning of the phrase in the fifth paragraph “prospective breakdowns of primary compensation components for each executive officer” that is provided to you by management. Explain how the Committee uses these breakdowns. Discuss the inherent conflict of interest in the executive officers recommending their own compensation.
     Response:
     The following paragraph will replace paragraph five in future filings:
     The Chairman, after consulting with executive officers and others, makes recommendations to the Committee regarding the form and amount of compensation paid to each executive officer. Additionally, the Chairman, the CEO and our Chief Financial Officer (“CFO”) attend the Committee meetings and answer questions and provide information to the Committee as requested. This normally includes a history of the primary compensation components for each executive officer, including an internal pay equity analyses. The Committee then considers the recommendations of the Chairman, the information provided by CEO and CFO, historical compensation of each executive and other factors. Based upon this information, the Committee sets the compensation for the executive officers except for the CEO and CFO, which it recommends to the board of directors. The executive officers do not make any recommendations with regard to director compensation. Although the executive officers are involved in the process of evaluating compensation, including their own, the final decision is made by the Committee or the board. The Committee understands the inherit conflict in obtaining information from the Chairman and executive officers, but believes that it is valuable in determining the appropriate compensation.
Director Nominating Process, page 18
19.	Please provide to us and undertake to include in your future filings, revision of the including, but not limited to, the following:
•	revise the first paragraph to describe the material elements of your policy regarding consideration of candidates recommended by security holders or a statement that you do not have a such a policy and the basis for your lack of a policy as required by Item 407(c)(2)(6) and (iii);

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

•	revise the first paragraph to describe any differences in the manner in which the nominating committee evaluates nominees for director based on whether the nominee is recommend by a security holder as required by Item 407(c)(2)(vi); and

•	revise the second paragraph to disclose how the nominating committee or the board considers diversity, as required by Item 407(c)(2)(vi).
     Response:
     The policy with regard to shareholder nominating directors appears on page 4 of the Proxy and on the company website. The policy states that the Nominating Committee will consider a candidate properly and timely nominated using the procedure outline in the policy. Once properly nominated by the shareholder, the candidate would receive the same evaluation as any other nominee. The following will be added to paragraph one in future filings:
     The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders, provided the shareholders follow the procedures set forth in policy. The Committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth herein, based on whether the candidate was recommended by a shareholder or otherwise.
     The following disclosure with be added to paragraph two in future filings:
     The Nominating Committee prefers a mix of background and experience among its members. The Board does not follow any ratio or formula to determine the appropriate mix. Rather, it uses its judgment to identify nominees whose backgrounds, attributes and experiences, taken as a whole, will contribute to the high standards of Board service to the Company.
Certain Relationships and Related Transactions, page 40
20.	Please provide to us and undertake to include in your future filings, revision of the second to last sentence in the first paragraph to conform with the requirement of Instruction 4(c) to Item 404(a) by stating that the loans were “comparable loans with persons not related to the lender” (instead of “others”). In addition, we note your statement in the second paragraph that you have made $50 million loans to directors and officers of the company. Please provide to us and undertake to include in your future filings the amount currently outstanding. Please provide us with more detail regarding the major recipients of the loans

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

and confirm that none of these loans are nonaccrual, past due, restructured or potential problems consistent with Instruction 4(c).
     Response:
     The second to the last sentence in the first paragraph will be replaced in future filings with the following:
These loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to us.
     Additional disclosure will be added as follows:
The amount outstanding on these loans, including available borrowings, as of June 30, 2010 was approximately $48.0 million. The largest loan was $14.4 million. None of these loans are nonaccrual, past due, restructured or potential problems.
Acknowledgments
     On behalf of the Company, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
August 26, 2010

Sincerely, MITCHELL, WILLIAMS, SELIG, GATES & WOODYARD, P.L.L.C.
By	/s/ C. Douglas Buford, Jr.
C. Douglas Buford, Jr.

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